

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2013

<u>Via E-mail</u>
Atonn F. Muhammad
Chairman and CEO
The Real Hip-Hop Network, Inc.
1455 Pennsylvania Avenue NW, Suite 400
Washington, DC 20004

> **Re: The Real Hip-Hop Network, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 27, 2013**
> **File No. 333-190837**

Dear Mr. Muhammad:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note from pages 27 and 28 that you are registering the resale of shares held by SSM Media Ventures, Inc. and Accelerated Venture Partners and the resale of the shares held by the other selling shareholders. It appears from page II-2 the other selling shareholders received their shares in the company from SSM for no value. We view all of the resales to be in substance the primary distribution of the company's shares to the investing public where SSM, AVP, and other selling shareholders are acting as conduits. Although the current facts are somewhat different, please refer to CD&I 612.15 that can be found on the internet at: http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm. Therefore, we believe SSM, AVP, and the other selling shareholders are underwriters with respect to their resales and your disclosure (i) must state that all of the selling shareholders are underwriters (not "may be deemed" underwriters as disclosed on page 32), and (ii) the resales by SSM, AVP, and other selling shareholders must be at a

fixed price for the entire duration of the offering (as you have disclosed for the primary component). Please revise your disclosure.

Prospectus Cover Page

2.   You disclose here and elsewhere that "we intend to have a market maker file an application with the Financial Industry Regulatory Authority ('FINRA') for our common stock to be eligible for trading on the Over-the-Counter Bulletin Board ('OTCBB') or other U.S. trading exchange." Please revise this disclosure. Your reference the OTCBB "or other U.S. trading exchange" suggests that the OTCBB is also an exchange rather than a quotation medium.

Prospectus Summary, page 4

3.   Please clarify throughout your business disclosure what actions and operations relate to the company versus the company's parent, SSM Media Ventures Inc., or the Licensor, The Real Hip-Hop Network, Broadcast Corp.

4.   Please clarify your statement that here and elsewhere that "RHN has also beta tested its content to over 164,000,000 households in Africa, Europe, and the Middle East through an informal available time brokerage agreement with Ethiopian Broadcast System (EBS)." Explain whether 164 million households actually ordered or watched the RHN content, and disclose the material terms of the time brokerage agreement with EBS.

5.   Your disclosure regarding the Licensing Agreement suggests that the license is currently in effect. However, it appears from Section 3.1 of the amended Licensing Agreement that the license is not in effect until the company meets the net revenues or funding requirements. Please advise and revise your disclosure as appropriate.

6.   We note your disclosure on pages F-8 and F-20 that describes your relationship with DirecTV and DISH. On these pages you state the company was assigned a term sheet. However, on pages 4, 37, 42, and 51, you appear to describe your relationship with DirecTV and DISH Network as if you had a binding and enforceable contract. Please advise whether you have a binding and enforceable contract with these satellite operators and revise your disclosure as necessary. If you do not have binding and enforceable contracts, disclose the current state of negotiations and the steps necessary to achieve such binding and enforceable contracts. File any agreements as exhibits.

Risk Factors, page 8

7.   We note your references to Current.com on pages 19 and 22. Please clarify.

8.   Please add a risk factor discussing the risks of conducting concurrent primary and secondary offerings. For instance, disclose how your selling efforts for the primary offering will be affected when an investor may purchase in the secondary offering.

Selling Stockholders, page 26

9.   We note your disclosure on page 29 that only Mr. Neher has had a relationship with you other than as a shareholder or executive officer. However, you are required to indicate the nature of any position, office, or other material relationship which any selling security holder has had within the past three years with the company or any of its predecessors or affiliates. Please revise as necessary.

10.   Please disclose when and how the selling shareholders received their shares.

11.   The description of the terms of the lock-up agreements on page 27 differs from the terms of the form of lock-up agreement filed as Exhibit 10.9. Please advise and reconcile these differences.

12.   Please discuss the purpose and effect of the lock-up agreements here and under "Plan of Distribution."

Plan of Distribution, page 31

13.   You disclose on the prospectus cover page that, "Mr. Muhammad is under an informal agreement regarding the Company's shares he controls and Mr. Butler Jr is in a formal Lock-Up Agreement (See Exhibit 10.9) with the Company for the duration of the offering and will not sell any of their respective shares until the Company sells all of the 5,000,000 shares in its offering." Please discuss the material terms of these agreements. Discuss why Mr. Muhammad is only subject to an informal agreement and not a written agreement. Explain your reference to Exhibit 10.9 as the source of Mr. Butler's obligation not to sell any of his shares until the company sells all 5.0 million shares it is offering. In this regard, the form of lock-up agreement filed as Exhibit 10.9 does not appear to contain these terms.

Description of Business, page 35

Programming Themes and Concepts, page 40

14.   You disclose on page 38 that the company has exclusive rights to approximately 30,000 hours of content. Please disclose how many hours of this context fall into each category set forth in pages 40 and 41, as well as into the overall planned programming schedule consisting of approximately 45% music video-based entertainment and 55% original programming around the Hip-Hop lifestyle and culture. Also disclose whether you currently have rights to each specific show and program mentioned.

Plan of Operation, page 51

15.   Please provide disclosure about what steps the company has taken since entering into the Licensing Agreement to meet the conditions of the agreement, to further the company's business plan and to begin operations. Discuss with specificity any expenses incurred for these activities.

Summary Compensation Table, page 62

16.   Please update for the fiscal year ended March 31, 2013.

Security Ownership of Certain Beneficial Owners and Management, page 63

17.   Please disclose the natural persons who have investment or voting power with regard to the securities held by the entities.

18.   Please also aggregate the shares attributable to SSM and/or Mr. Atonn Muhammed within each of their beneficial ownership amounts. It appears he has voting or investment power over the securities held by SSM. Please also apply this to the other beneficial owners listed on the table as necessary.

Financial Statements

Related Party Transactions, page F-24

19.   We note your disclosure of $109,626 in expenses due to AVP. Please expand your disclosure to describe to what extent these accruals relate to the consulting agreement on page 36. If they are not related, please clarify the nature of these expenses.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements. Please contact Ajay Koduri, Staff Attorney, at (202) 551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Timothy S. Orr, Esq.
        The Law Offices of Timothy S. Orr, PLLC